EXHIBIT 17.1

November 28, 2017

To the Members of the Board of Directors of

Duos Technologies Group, Inc.

This letter shall serve as formal notice of my resignation, effective immediately, from my positions as Chairman of the Compensation Committee, Chairman of the Corporate Governance and Nominating Committee, member of the Audit Committee and member of the board of directors of Duos Technologies Group, Inc. (the “Company”), and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ John E. Giles

John E. Giles